                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549


                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               VALENCE TECHNOLOGY, INC.
                           --------------------------------
                                   (Name of Issuer)

                                     COMMON STOCK
                                ----------------------
                            (Title of Class of Securities)
                                     918914-10-2
                                  ------------------
                                    (CUSIP Number)

                                    LEV M. DAWSON
                               VALENCE TECHNOLOGY, INC.
                                  301 CONESTOGA WAY
                                 HENDERSON, NV 89015
                                    (702) 558-1000
              ----------------------------------------------------------
             (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices and Communications)

                                    March 5, 1998
                  -------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /

          Check the following box if a fee is being paid with this statement:
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

                           (Continued on following page(s))

                                   Page 1 of 5 pages

----------------------------------           ----------------------------------
CUSIP NO. 918914-10-2                 13D    Page 2 of 5 Pages
----------------------------------           ----------------------------------

-------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
             Lev M. Dawson

-------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)/ /   (b)/ /
-------------------------------------------------------------------------------
   3    SEC USE ONLY


-------------------------------------------------------------------------------
   4    SOURCE OF FUNDS
        PF


-------------------------------------------------------------------------------
   5    CHECK  BOX  IF  DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                 / /
-------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
-------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
      NUMBER                                 1,808,082
        OF          -----------------------------------------------------------
      SHARES        8    SHARED VOTING POWER
    BENEFICIALLY                             0
     OWNED BY
     REPORTING      -----------------------------------------------------------
      PERSON         9    SOLE DISPOSITIVE POWER
       WITH                                  1,808,082
                    -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
                                             0
-------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,808,082
-------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                           / /
-------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        7.3%
-------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON*
        IN
-------------------------------------------------------------------------------

                                                               Page 3 of 5 Pages

ITEM 1:   SECURITY AND ISSUER.

               Class of Securities:          Common Stock

               Issuer:                       Valence Technology, Inc. ("Issuer")

               Principal Address:            301 Conestoga Way
                                             Henderson, NV 89015

ITEM 2:   IDENTITY AND BACKGROUND.

          (a)  Reporting Persons:

               Lev M. Dawson ("Dawson")

          (b)  Principal Business Address:

               301 Conestoga Way
               Henderson, NV 89015

          (c)  Principal Occupation/Principal Business:

               Dawson is the Chairman, Chief Executive Officer and President of Valence Technology, Inc.

          (d)  Not applicable.

          (e)  Not applicable.

          (f)  Citizenship or Place of Organization:

               United States

ITEM 3:   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          On January 1, 1998 Dawson became the Chairman, Chief Executive Officer and President of Issuer. An option to purchase 39,506 shares was granted pursuant to the Issuer's 1990 Stock Option Plan, 4,938 of which are exercisable as of March 31, 1998. An option to purchase 660,494 shares was granted pursuant to Issuer's 1990 Stock Option Plan, 111,207 of which are exercisable as of March 31, 1998, and an option to purchase 300,000 shares was granted outside of any equity plan of the Issuer, 50,511 of which are exercisable as of March 31, 1998, neither of which are incentive stock options (the "Nonstatutory Options"). The exercise price of all three options is $5.0625 per share. The Compensation Committee of the Issuer approved the early exercise of the Nonstatutory Options on March 5, 1998. The options permit exercise by cash, shares, full recourse notes or non-recourse notes secured by independent collateral. The Nonstatutory Options were exercised on March 5, 1998 with non-recourse promissory notes secured by the shares acquired upon exercise plus 842,650 shares of the Issuer. Purchased shares for which the underlying options have not vested are subject to repurchase by the Issuer.

ITEM 4:   PURPOSE OF TRANSACTION

          The Reporting Person has no plans or proposals which relates to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

                                                               Page 4 of 5 Pages

ITEM 5:   INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b) The following table sets forth certain information with respect to beneficial ownership of Issuer's common stock by the Reporting Person. The percentages set forth in the table reflect 23,765,968 shares outstanding as certified to the Issuer on February 2, 1998 by Issuer's transfer agent, Boston EquiServe.


-----------------------------------------
-----------------------------------------
 Beneficial Ownership         1,808,082
-----------------------------------------
 Percentage of Class                7.3%
-----------------------------------------
 Sole Voting Power            1,808,082
-----------------------------------------
 Shared Voting Power                  0
-----------------------------------------
 Sole Dispositive Power       1,808,082
-----------------------------------------
 Shared Dispositive Power             0
-----------------------------------------
-----------------------------------------

(c)       See Item 3 above.

(d)       Not applicable.

(e)       Not applicable.

ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Not applicable.

ITEM 7:   EXHIBITS.

          10.1 Early Exercise Stock Purchase Agreement dated March 5, 1998 between Valence Technology, Inc. and Lev M. Dawson regarding option to purchase 660,494 shares, including exhibits.

          10.2 Promissory Note issued by Lev M. Dawson to Valence Technology, Inc. in the amount of $3,343,750.88 (included as Exhibit D to Exhibit 10.1).

          10.3 Early Exercise Stock Purchase Agreement dated March 5, 1998 between Valence Technology, Inc. and Lev M. Dawson regarding option to purchase 300,000 shares, including exhibits.

          10.4 Promissory Note issued by Lev M. Dawson to Valence Technology, Inc. in the amount of $1,518,750 (included as Exhibit D to Exhibit 10.3).

          10.5 Stock Pledge Agreement dated March 5, 1998 by Lev M. Dawson (included as Exhibit E to Exhibit 10.1 and Exhibit 10.3).

                                     SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                                   March 12, 1998
                                   ----------------------------------------
                                             (Date)


                                   /s/ Lev. M. Dawson
                                   ----------------------------------------
                                             (Signature)



                                   LEV M. DAWSON
                                   ----------------------------------------
                                             (Name/Title)

                                EXHIBIT INDEX

Exhibit Number    Exhibit
--------------    -------
          10.1    Early Exercise Stock Purchase Agreement dated March 5, 1998 between Valence Technology, Inc. and Lev M. Dawson regarding option to purchase 660,494 shares, including exhibits.

          10.2 Promissory Note issued by Lev M. Dawson to Valence Technology, Inc. in the amount of $3,343,750.88 (included as Exhibit D to Exhibit 10.1).

          10.3 Early Exercise Stock Purchase Agreement dated March 5, 1998 between Valence Technology, Inc. and Lev M. Dawson regarding option to purchase 300,000 shares, including exhibits.

          10.4 Promissory Note issued by Lev M. Dawson to Valence Technology, Inc. in the amount of $1,518,750 (included as Exhibit D to Exhibit 10.3).

          10.5 Stock Pledge Agreement dated March 5, 1998 by Lev M. Dawson (included as Exhibit E to Exhibit 10.1 and Exhibit 10.3).